Mail Stop 3561

October 21, 2005

Mr. Hans Munk Nielsen
Senior Executive Vice President and Chief Financial Officer
TDC A/S
Finansstabe Nørregade 21
DK-0900 Copenhagen C
Denmark

> **Re:** **TDC A/S**
> **Form 20-F for Fiscal Year Ended December 31, 2004**
> **Filed May 26, 2005**
> **File No. 1-12998**

Dear Mr. Nielsen:

We have reviewed your supplemental response letter dated August 31, 2005 as well as your filing and have the following comments. As noted in our comment letter dated July 20, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 20-F for Fiscal Year Ended December 31, 2004

Note 9 – Intangible Assets, page F-31

1. We note your response to prior comment 2 and have further comment. Tell us and disclose in future filings the life over which you expect to amortize the licenses. We note in your discussion in a September 20, 2001 press relates that the Danish license was awarded for twenty years, and that the provisions of this license require you to achieve certain coverage milestones in order to maintain the license. For example, we note that you were obligated to establish coverage for 30% of the population in Denmark in 2004. It does not appear from your disclosure in your Form 20-F that you have met this requirement. Tell us and disclose what penalties or actions may be taken as a result of the failure to meet

this obligation. Additionally, tell us how you plan to consider these milestones in reviewing the license for impairment in accordance with SFAS 144.

2.   Please tell us whether the UMTS license granted in Switzerland contains coverage milestones similar to those of the Danish license, and if so, if you have met all obligations as of December 31, 2004.

Note 30 – Reconciliation to United States Generally Accepted Accounting Principles, page F-51

3.   We note in your response to comment 7 the impact of not consolidating your wholly owned subsidiaries, TDC Reinsurance A/S and Tele Danmark Reinsurance S.A., on your 2002, 2003 and 2004 income statements and balance sheets. Item 17(b) of Form 20-F requires that the financial statements of a foreign private issuer disclose an information content substantially similar to financial statements that comply with US GAAP and Regulation S-X. An accounting policy that excludes controlled subsidiaries from consolidation on the basis that they are immaterial does not satisfy this requirement. We believe clear and complete consolidation policy disclosure is required of foreign registrants under Item 17, please revise your U.S. GAAP disclosures accordingly. In addition, please confirm to us that you will disclose this difference in GAAP and the impact of not consolidating these enterprises on each affected U.S. GAAP financial statement line-item in future filings if and when material. For additional guidance please refer to our website:
http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P528_82128.

4.   Notwithstanding the absence of certain disclosures in the body of the financial statements under Item 17, it may be necessary to discuss in MD&A known trends, demands, commitments, events or uncertainties that are reasonably likely to affect liquidity, capital resources or the results of operations in a material way including those circumstances that may not be apparent to a reader because of differences in GAAP. In this regard, it appears you should discuss material undisclosed uncertainties, commitments, or any unrecognized obligations associated with your insurance subsidiaries. Refer to SAB Topic 1:D.1.

5.   Regarding your policy of accounting for your investments in One GmbH and Polkomtel S.A. under the equity method, for each investee demonstrate to us in detail how you overcome the APB Opinion 18, paragraph 17 presumption that you do not exercise significant influence.

6.   We note in your response to comment 10 that Dan Net A/S should be reported as a discontinued operation under U.S. GAAP. Based upon the information you have provided to us, we believe a presentation of Dan Net A/S as a discontinued

operation is material to your U.S. GAAP financial statements. In situations where a disposal of a business is treated as a discontinued operation under U.S. GAAP but not under home country GAAP, reconciliation of net income and stockholders' equity alone will not produce an information content substantially similar to U.S. GAAP, as required under Item 17(b) of Form 20-F. It is necessary for you to provide additional reconciling disclosures so that the impact of the discontinued operation on all reported balance sheet and income statement amounts for all periods is transparent to investors.

The following disclosures ordinarily are appropriate:

- The U.S. GAAP reconciliation should be in sufficient detail to allow a user to understand the differences between the amounts reflected in the primary financial statements and the amounts reflected in the U.S. GAAP reconciliation. A columnar reconciliation that addresses the business that is treated as discontinued operations under one GAAP but not the other GAAP with a separate column for "other reconciling items" may be necessary. With respect to the balance sheet, you should provide the disclosures in paragraph 46 of Statement 144 notwithstanding the fact that you are filing under Item 17.

- A condensed income statement for the applicable years in a level of detail to comply with Article 10 of Regulation S-X may be necessary.

- Additional discussion in the MD&A on a U.S. GAAP basis may be appropriate.

In addition, we believe basic earnings per share for income from continuing operations, discontinued operations, and net income determined under U.S. GAAP is material and should be provided for all periods.

7.   Income from equity method investments and gains from the sale of securities are normally not considered revenue under US GAAP. Equity in earnings of unconsolidated subsidiaries should be reported on your US GAAP income statement below non-operating income and income before taxes pursuant to 5-03(b)13 of Regulation S-X. Gains from the sale of securities should be reported as non-operating income pursuant to 5-03(b)7 of Regulation S-X. Please disclose in quantified detail these income statement presentation differences, including the impact on each income statement line-item and income statement subtotal, in your U.S. GAAP disclosures.

8.   Regarding your response to comment 9, we note that the amounts of several of the GAAP adjustments included in the "Other" caption in your reconciliations of net income and shareholders' equity are significant to the reconciliations. How these adjustments impact your U.S. GAAP income statement and balance sheet line-

item amounts is not clear. Explain to us why you have chosen to report these adjustments on a net basis as a single line-item in your reconciliations while separately reporting other smaller adjustments. We believe you should separately report certain of these adjustments to enable a reader to clearly understand the differences in GAAP and how these differences have impacted the amounts reported in your U.S. GAAP income statement and balance sheet. Please revise and advise us.

Note 33 – Supplementary US GAAP Information

9.   We note your response to comment 17. We request that you disclose in Note 33, in quantified detail, the impact of the value of work performed of your own purposes on your reported revenue and expense amounts.

*   *   *   *

Please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. You may contact Kathleen Kerrigan, Staff Accountant, at (202) 551-3369 or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director